CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee
AUD Fixed Rate Senior Registered Notes Due 2018	$711,900,000	$97,103.16

(1)	The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of $1.0170 per AUD 1.00 as of May 8, 2013.

PROSPECTUS Dated November 21, 2011 PROSPECTUS SUPPLEMENT Dated November 21, 2011	Pricing Supplement No. 803 to Registration Statement No. 333-178081 Dated May 8, 2013 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES H
AUD Fixed Rate Senior Registered Notes Due 2018

 We, Morgan Stanley, may not redeem the Global Medium-Term Notes, Series H, AUD Fixed Rate Senior Registered Notes Due 2018 (the “notes”) prior to the maturity thereof.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities”, in each case subject to and as modified by the provisions described below.

Principal Amount:	AUD 700,000,000	Interest Payment Period:	Semi-annual
Maturity Date:	November 16, 2018	Interest Payment Dates:	Each May 16 and November 16,
Settlement Date			commencing November 16, 2013
(Original Issue Date):	May 16, 2013 (T+6)	Business Days:	New York and Sydney
Interest Accrual Date:	May 16, 2013	Business Day Convention:	Following unadjusted
Issue Price:	100.00%	Specified Denominations:	AUD 1,000 and integral multiples of
Specified Currency:	Australian dollars (“AUD”)		AUD 1,000 in excess thereof
Redemption Percentage		ISIN:	XS0932235194
at Maturity:	100%	Common Code:	093223519
Interest Rate:	4.75% per annum (calculated	Form of Notes:	Global note registered in the name of a
	on an actual/actual (ICMA)		nominee of a common depositary;
	day count basis)		issued under the Classic Safekeeping
Structure
		Other Provisions:	None

We describe how interest on the notes is calculated, accrued and paid, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The subscription and purchase price for offers made in, to or from Australia must be at least AUD 500,000 disregarding moneys lent by the offeror or its associates (or the offer for the issue or sale of the notes must otherwise not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act 2001 of Australia (“Corporations Act”)).

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY	AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

MITSUBISHI UFJ SECURITIES INTERNATIONAL PLC

United States Federal Taxation

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt instruments denominated in a currency other than the U.S. dollar for U.S. federal income tax purposes, and will therefore be subject to special rules under Section 988 of the Internal Revenue Code of 1986, as amended and the Treasury regulations thereunder.  Please see “United States Federal Taxation — Tax Consequences to U.S. Holders of Notes and Units in Registered Form — Notes — Foreign Currency Notes” in the accompanying prospectus supplement.

For a description of the material U.S. federal income tax consequences and certain estate tax consequences of the purchase, ownership and disposition of the notes, please refer to “United States Federal Taxation” in the accompanying prospectus supplement.

Both U.S. investors and non-U.S. investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion in the preceding paragraphs under “United States Federal Taxation” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On May 8, 2013, we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amount of notes set forth opposite their respective names below at a net price of 99.70%, plus accrued interest, if any, which we refer to as the “purchase price” for the notes.  The purchase price equals the stated issue price of 100.00%, plus accrued interest, if any, less a combined management and underwriting commission of 0.30% of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. International plc	AUD 315,000,000
Australia and New Zealand Banking Group Limited	315,000,000
Mitsubishi UFJ Securities International plc	70,000,000
Total	AUD 700,000,000

Morgan Stanley & Co. International plc (“MSIP”) is our wholly-owned subsidiary.  Mitsubishi UFJ Financial Group, Inc., the ultimate parent of Mitsubishi UFJ Securities International plc (one of the managers), holds an approximately 22% interest in Morgan Stanley.

MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS&Co.”).  MS&Co. is our wholly-owned subsidiary.  MS&Co. will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS&Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Mitsubishi UFJ Securities International plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Mitsubishi UFJ Securities (USA), Inc.  Mitsubishi UFJ Securities (USA), Inc. will conduct this offering in compliance with the requirements of Rule 5121 of FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  Mitsubishi UFJ Securities (USA), Inc. or any of the other affiliates of Mitsubishi UFJ Securities International plc may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Australia and New Zealand Banking Group Limited is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

No prospectus or other disclosure document (as defined in the Corporations Act) in relation to the program or the notes has been lodged with, or registered by, the Australian Securities and Investments Commission (“ASIC”).  Each agent has represented to us and agreed with respect to the notes that it:

(a)      has not made or invited, and will not make or invite, an offer of the notes for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and

(b)      has not distributed or published, and will not distribute or publish, the prospectus, prospectus supplement, pricing supplement or other offering material or advertisement relating to the notes in Australia, unless:

PS-2

(i)        the aggregate consideration payable by each offeree is at least AUD 500,000 (or its equivalent in an alternate currency) (and in either case, disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Parts 6D.2 or Part 7.9 of the Corporations Act;

(ii)       such action complies with all applicable laws, regulations and directives;

(iii)      the offer or invitation does not constitute an offer to a person who is a “retail client” for the purposes of section 761G of the Corporations Act; and

(iv)       such action does not require any document to be lodged with ASIC.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 21, 2011, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 21, 2011.  This opinion is also subject to the discussion, as stated in such letter, of the enforcement of notes denominated in a foreign currency.

PS-3